UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BLYTH, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Robert B. Goergen

c/o Blyth, Inc.

One East Weaver St.

Greenwich, Connecticut 06831

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

April 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,345,403
	8	SHARED VOTING POWER 1,397,492
	9	SOLE DISPOSITIVE POWER 4,345,403
	10	SHARED DISPOSITIVE POWER 1,397,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,742,895
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] Excludes 198,440 shares held by Mrs. Goergen as to which Mr. Goergen disclaims beneficial ownership. (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Pamela M. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,440
	8	SHARED VOTING POWER 1,397,492
	9	SOLE DISPOSITIVE POWER 198,440
	10	SHARED DISPOSITIVE POWER 1,397,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,932
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X  ]

 Excludes an aggregate of 4,345,403 shares held directly by Mr. Goergen as to which Mrs. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS The Goergen Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 44,742
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 44,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,742
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP  No. 09643P207

1	NAMES OF REPORTING PERSONS Ropart Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,352,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,352,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,750
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (see Instructions) OO-LLC

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,529
	8	SHARED VOTING POWER 1,581,719
	9	SOLE DISPOSITIVE POWER 321,529
	10	SHARED DISPOSITIVE POWER 1,581,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,248
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 7,528 shares held directly by Stacey Goergen as to which Robert B. Goergen, Jr. disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Todd A. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,830
	8	SHARED VOTING POWER 1,913,555
	9	SOLE DISPOSITIVE POWER 41,830
	10	SHARED DISPOSITIVE POWER 1,913,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,385
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ X]

 Excludes an aggregate of 4,600 shares held directly by Emma Goergen as to which Todd A. Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Stacey Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,528
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,528
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,528
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 1,903,248 shares held directly or indirectly by Robert B. Goergen, Jr. as to which Stacey Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Emma Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,600
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600
12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  X ]

 Excludes an aggregate of 1,955,385 shares held directly or indirectly by Todd A. Goergen as to which Emma Goergen disclaims beneficial ownership.

(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON (see Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed on behalf of the Reporting Persons relating to shares of common stock of Blyth, Inc., a Delaware corporation (the “Issuer”), $0.02 par value per share (the “Common Stock”).  Amendment No. 4 amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2012,  as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 30, 2012, and as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 26, 2012 (“Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D and unless amended and supplemented hereby, all information previously filed remains in effect.

  Item 2.  Identity and Background

Item 2 is hereby supplemented by the addition of the following to paragraph (c)(vi) thereof:

TAG is also the Chief Strategy Officer of ViSalus, Inc., an indirect subsidiary of the Issuer.

  Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by the addition of the following:

Since January 10, 2013 Mr. Goergen has given an aggregate of 10,800 shares of Common Stock to RBG, TAG, SG, EG and to trusts for the benefit of their children.  Such shares are reflected in this Amendment No. 4 as beneficially owned by RBG, TAG, SG and EG, as applicable.  Since March 15, 2013, certain stock awards granted to RBG have vested, while others have expired, with the net effect that RBG’s beneficial ownership has decreased by 1,450 shares in respect of such stock awards.  Such decrease in beneficial ownership by RBG is reflected in this Amendment No. 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 15,977,791 shares outstanding as of April 3, 2013, which number was determined by deducting from the number of shares reported by the Issuer in the Issuer’s Proxy Statement filed on April 3, 2013 as outstanding on March 20, 2013 the number of shares repurchased by the Issuer subsequent to such date as reported by the Issuer in a press release dated April 1, 2013 plus, with respect to certain Reporting Persons, shares issuable upon exercise of options to acquire Common Stock and vested restricted stock units as described in the following sentence.  Amounts shown as beneficially owned by Mrs. Goergen include options exercisable within sixty days to purchase 2,500 shares of Common Stock and 6,750 vested restricted stock units held by Mrs. Goergen.  Amounts shown as beneficially owned by RBG include 11,942 vested restricted stock units held by RBG.

(a), (b) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

(i)

(A)

Mr. Goergen beneficially owns directly 4,345,403 shares of Common Stock (all of which shares of Common Stock are held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is the trustee).  Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 198,440 shares of Common Stock directly beneficially owned by Mrs. Goergen.  Mr. Goergen disclaims beneficial ownership of the 198,440 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mr. Goergen is the President and a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 44,742 shares of Common Stock held by the Foundation.  Mr. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,352,750 shares of Common Stock held by Ropart.  Collectively, Mr. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mrs. Goergen and not Mr. Goergen) 35.9% of the outstanding shares of Common Stock.

(B)

Mrs. Goergen beneficially owns directly 198,440 shares of Common Stock (which includes 189,190 shares held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is the trustee, 6,750 vested restricted stock units of the Issuer (the receipt of which has been deferred until Mrs. Goergen retires from the board of directors), and stock options to purchase an aggregate of 2,500 shares of Common Stock that are exercisable within sixty days).  Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 4,345,403 shares of Common Stock directly held by Mr. Goergen.  Mrs. Goergen disclaims beneficial ownership of the 4,345,403 shares of Common Stock directly beneficially owned by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Mrs. Goergen is a member of the board of directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 44,742 shares of Common Stock held by the Foundation.  Mrs. Goergen is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,352,750 shares of Common Stock held by Ropart.  Collectively, Mrs. Goergen may be deemed to beneficially own (excluding shares beneficially owned by Mr. Goergen and not Mrs. Goergen) 9.98% of the outstanding shares of Common Stock.

(C)

The Foundation beneficially owns directly 44,742 shares of Common Stock or 0.3% of the outstanding shares of Common Stock.

(D)

Ropart beneficially owns directly 1,352,750 shares of Common Stock or 8.5% of the outstanding shares of Common Stock.

(E)

RBG beneficially owns directly 321,529 shares of Common Stock (which includes 11,942 vested restricted stock units).  RBG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,352,750 shares of Common Stock held by Ropart.  RBG may be deemed to beneficially own indirectly 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A. Goergen, and 101,146 shares of Common Stock held by a Generation Skipping Trust, each of which RBG is the co-trustee with TAG, and 15,653 shares of Common Stock held in different trusts for the benefit of his children, as to each of which he is the sole trustee.  RBG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 44,742 shares of Common Stock held by the Foundation.  RBG is the spouse of SG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 7,528 shares of Common Stock beneficially owned by SG.  RBG disclaims beneficial ownership of the 7,528 shares of Common Stock beneficially owned by SG, and the filing of this statement shall not be construed as an admission that RBG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  This report does not include 175,000 shares of Common Stock held by the Robert B. Goergen Jr. Irrevocable Trust, as to which RBG is the beneficiary, because none of the Reporting Persons have the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, RBG may be deemed to beneficially own (excluding shares beneficially owned by SG and the Robert B. Goergen Jr. Irrevocable Trust) 11.9% of the outstanding shares of Common Stock.

(F)

SG beneficially owns directly 7,528 shares of Common Stock.  SG is the spouse of RBG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 321,529 shares of Common Stock directly held by RBG, the aggregate of 168,574 shares of Common Stock indirectly beneficially owned by RBG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, and the Generation Skipping Trust, 15,653 shares of Common Stock indirectly beneficially owned by RBG as trustee of various trusts for the benefit of his children, the  1,352,750 shares of Common Stock indirectly beneficially owned by RBG through Ropart and the 44,742 shares of Common Stock indirectly beneficially owned by RBG through the Foundation.  SG disclaims beneficial ownership of the 1,903,248 shares of Common Stock beneficially owned by RBG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that SG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, SG may be deemed to beneficially own (excluding shares beneficially owned by RBG) 0.05% of the outstanding shares of Common Stock.

(G)

TAG beneficially owns directly 41,830 shares of Common Stock.  TAG is a manager and a member of Ropart and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,352,750 shares of Common Stock held by Ropart.  TAG is a member of TAGAPT, LLC and may be deemed to beneficially own indirectly 80,000 shares of Common Stock held by TAGAPT, LLC.  TAG may be deemed to beneficially own indirectly 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A. Goergen, 101,146 shares of Common Stock held by the Generation Skipping Trust, each of which TAG is the co-trustee with RBG, and 4,305 shares of Common Stock held in trust for the benefit of his children, as to which he is the sole trustee.  TAG is the spouse of EG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 4,600 shares of Common Stock beneficially owned by EG.  TAG disclaims beneficial ownership of the 4,600 shares of Common Stock beneficially owned by EG, and the filing of this statement shall not be construed as an admission that TAG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  TAG is a member of the board of directors of the Foundation, and pursuant to Rule 13d-3, may be deemed to beneficially own the 44,742 shares of Common Stock held by the Foundation.  TAG is the co-trustee of the Meliora II Charitable Remainder Trust, and pursuant to Rule 13d-3, may be deemed to beneficially own 263,184 shares of Common Stock held by such trust. This report does not include 56,150 shares of Common Stock held by the Todd A. Goergen Irrevocable Trust, as to which TAG is the beneficiary, because none of the Reporting Persons has the power to vote and dispose or to direct the voting and disposition of such shares.  Collectively, TAG may be deemed to beneficially own (excluding shares beneficially owned by EG and shares held by the Todd A. Goergen Irrevocable Trust) 12.2% of the outstanding shares of Common Stock.

(H)

EG beneficially owns directly 4,600 shares of Common Stock.  EG is the spouse of TAG and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 41,830 shares of Common Stock directly beneficially owned by TAG, the aggregate of 168,574 shares of Common Stock indirectly beneficially owned by TAG as co-trustee of the Trust fbo Robert B. Goergen, Jr., the Trust fbo Todd A. Goergen, the Generation Skipping Trust, and the 4,305 shares of Common Stock indirectly beneficially owned by TAG as trustee of a trust for the benefit of his children, the 1,352,750 shares of Common Stock indirectly held by TAG through Ropart, the 80,000 shares of Common Stock held by TAGAPT, LLC, the 263,184 shares of Common Stock held by Meliora II Charitable Remainder Trust of which TAG is the co-trustee, and the 44,742 shares of Common Stock held by the Foundation.  EG disclaims beneficial ownership of the 1,955,385 shares of Common Stock beneficially owned by TAG (either directly or indirectly), and the filing of this statement shall not be construed as an admission that EG is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.  Collectively, EG may be deemed to beneficially own (excluding shares beneficially owned by TAG) 0.03% of the outstanding shares of Common Stock.

 (ii)

(A)

Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 4,345,403 shares of Common Stock beneficially owned by him.

(B)

Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of an aggregate of 198,440 shares of Common Stock beneficially owned by her.

(C)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of the aggregate of 44,742 shares of Common Stock beneficially owned by the Foundation.

(D)

Mr. Goergen, Mrs. Goergen, RBG and TAG have the shared power to vote and dispose of, or to direct the voting and disposition of, the 1,352,750 shares of Common Stock beneficially owned by Ropart.

(E)

RBG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 321,529 shares of Common Stock beneficially owned directly by him.  RBG has the sole power to vote and dispose of, or direct the voting and disposition of the aggregate of 15,653 shares of Common Stock held by various trusts for the benefit of his children.  RBG has the shared power to vote and dispose or to direct the voting and disposition of the aggregate of 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A Goergen and 101,146 shares of Common Stock held by the Generation Skipping Trust.

(F)

SG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 7,528 shares of Common Stock beneficially owned by her.

(G)

TAG has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 41,830 shares of Common Stock beneficially owned directly by him.  TAG has the sole power to vote and dispose of or direct the voting and disposition of the 4,305 shares of Common Stock held in trust for his children.  TAG has the shared power to vote and dispose of or, to direct the voting and disposition of the aggregate of 33,714 shares of Common Stock held by the Trust fbo Robert B. Goergen, Jr., 33,714 shares of Common Stock held by the Trust fbo Todd A Goergen, 101,146 shares of Common Stock held by the Generation Skipping Trust, 263,184 shares of Common Stock held by Meliora II Charitable Remainder Trust and 80,000 shares of Common Stock held by TAGAPT, LLC.

(H)

EG has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 4,600 shares of Common Stock beneficially owned by her.

(c) The Reporting Persons have not engaged in transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

(d)   Except as set forth in this Item 5, no person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information in this Amendment No. 4 is true, complete and correct.

Dated: April 5, 2013

ROBERT B. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen
PAMELA M. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Pamela M. Goergen
THE GOERGEN FOUNDATION, INC. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, President
ROPART INVESTMENTS, LLC By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Manager
ROBERT B. GOERGEN, JR. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Jr.
TODD A. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Todd A. Goergen
STACEY GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Stacey Goergen
EMMA GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Emma Goergen

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K field on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012.